                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SUNTERRA CORPORATION
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                               (Name of Issuer)

                     Common Stock, $.01 par value per share
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                        (Title of Class of Securities)

                                  86787D 1 0 9
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                                (CUSIP Number)

                             Andrew D. Hutton, Esq.
                 Vice President, General Counsel and Secretary
                              Sunterra Corporation
                       1875 South Grant Street, Suite 650
                          San Mateo, California 94402
                                 (650) 312-7171
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  June 5, 1998
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (continued on following page)

                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D


CUSIP No.     86787D 1 0 9                                          PAGE 2 OF 6

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   1  NAME OF REPORTING PERSON

      ANDREW J. GESSOW
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
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                      7   SOLE VOTING POWER
                          3,556,306 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            3,556,306 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,556,306 SHARES
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.9%
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  14  TYPE OF REPORTING PERSON*
      IN
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
                                                                     PAGE 3 OF 6

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Sunterra Corporation, a Maryland corporation, formerly known as Signature Resorts, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1875 South Grant Street, Suite 650, San Mateo, California 94402.

ITEM 2.        IDENTITY AND BACKGROUND.

               (a) This statement is being filed by Andrew J. Gessow, an individual ("Mr. Gessow").

               (b) - (c) Mr. Gessow's principal occupation is that of Chief Executive Officer of Sunterra Corporation. His business address is 1875 South Grant Street, Suite 650, San Mateo, California 94402.

               (d) - (e) During the last five years, Mr. Gessow has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    Mr. Gessow is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Mr. Gessow acquired the 25,000 shares of Common Stock to which this report relates for an aggregate consideration of $387,415 (excluding brokerage commissions). Mr. Gessow has sole voting and dispositive power over such shares. The source of such consideration was Mr. Gessow's personal funds.

ITEM 4.        PURPOSE OF TRANSACTION.

               Mr. Gessow acquired the shares of Common Stock reported herein for investment purposes only. Depending upon general market and economic conditions affecting the Issuer and Mr. Gessow's view of the prospects for the Issuer and other relevant factors, Mr. Gessow may, from time to time, in open market transactions or in private transactions or otherwise, purchase additional shares of Common Stock or dispose of all or a portion of the Common Stock he currently owns.

               Except as set forth herein, Mr. Gessow has no present plans or proposals which relate to or would result in any of the events described in Items 4(a) - (j) of Schedule 13D. However, nothing contained herein shall prohibit Mr. Gessow from developing and implementing any such plans or proposals in the future.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of the date hereof, Mr. Gessow beneficially owns 3,556,306 shares of Common Stock. According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, on May 1, 1998, there were 35,884,679 shares of Common Stock outstanding. Based upon that number, Mr. Gessow beneficially owns approximately 9.9% of the Issuer's outstanding Common Stock.

               (b) Mr. Gessow has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, 3,556,306 shares of Common Stock. Mr. Gessow does not share the power to vote or to direct the vote, and to dispose or direct the disposition of, the 3,556,306 shares of Common Stock with any other individual or entity.

               (c) See Schedule I hereto.

               (d) No other person, other than Mr. Gessow, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Gessow.

               (e) Not applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               None

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 1998


                                                      /s/ Andrew J. Gessow
                                               ---------------------------------
                                                        Andrew J. Gessow

                                   SCHEDULE I
                       TRANSACTIONS EFFECTED BY MR. GESSOW
                             DURING THE PAST 60 DAYS

Date                                     No. of Shares                  Price per Share
----                                     -------------                  ---------------
6/5/98                                       10,000                          $14.79
6/8/98                                        2,500                          $15.75
6/8/98                                        2,500                          $15.68
6/8/98                                        2,500                          $15.81
6/8/98                                        2,500                          $16.25
6/9/98                                        2,000                          $15.87
6/9/98                                        1,000                          $15.81
6/9/98                                        2,000                          $16.62